[LETTERHEAD OF MILLENIA HOPE]

September 29, 2005

UNITED STATES
SECURITIES AND EXCHANGES COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTENTION
Jim Peklenk, Staff Accountant
Division of Corporation Finance
Telephone Number: (202) 551 3661
Telecopier Number (202) 772 9217

Registrant: Millenia Hope, Inc.

Document:     Form 10-KSB for the Fiscal Year ended November 30, 2004
File Number:  000-29385

Dear Sirs,

In response to your letter of September 8, 2005:

Item 6

1. We will amend the discussion to read as follows:

On May 31, 2001, Millenia Hope and Liquid Asset Corp. signed a purchase agreement, the terms of which gave Millenia the exclusive worldwide rights to oxygenate intravenous solutions until September 1, 2005 with an option to purchase these same rights for a further 5 year period. The purchase price for these rights to September 1, 2005 was $500,000, 6 million Millenia Hope common shares and 2 million non-registered common shares of Sword Comp-Soft Corp. that were owned by Millenia.

As of Sept. 1,2005 Millenia did not exercise its option to purchase these rights for another 5 years. At this time the company feels that it can better use its resources to concentrate on its core business, infectious diseases especially malaria. As the company is not currently actively engaged in this project, not exercising its option will not have any impact on our business plan for 2005.

2.We will revise the Cibecol discussion as follows:

In 2001 Millenia acquired a 68% share of the assets of Cibecol Industrial Farmaceutica Ltda. for $500,000,7 million shares of Millenia Hope common stock and 1million common shares of Sword Comp-Soft Corp. As per the agreement between the parties, these assets, of which a 68% share was purchased, were supposed to be transferred into a newly formed corporation, to be owned 68% by Millenia and 32% by Cibecol, by Oct. 2002. This has not occurred and Millenia has written down its investment to $1. Millenia had expected the transfer to be done by that date, but the assets were never transferred from Cibecol to any other entity. Currently, Millenia is not pursuing any legal course of action. After discussion with its corporate counsel, it has been decided that, at this time, any legal action to effect the transfer would require too much time and scarce resources and is not in the company's best interest, at this time. Millenia could avail itself of legal remedies and pursue the matter at a future date, if it judges the action to be in the best interest of the Company, at that juncture.

Millenia continues to have regular commercial access to purchase Voacamine processed by Cibecol and other producers in Southern Brazil and does not foresee any supply shortages in the near future. Even though Millenia

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does not have exclusive access to Cibecol's Voacamine, due to the aforesaid, it is still able to purchase Voacamine commercially from Cibecol and other producers in the Region to satisfy its needs.

3. We will revise our discussion as follows:

The business objectives of Millenia are twofold. First and foremost is to establish MMH(TM) Malarex/MMH(TM)18 as an accepted control agent for the treatment and prevention of malaria throughout the world. We believe that MMH(TM) Malarex/MMH(TM)18 is a highly effective anti-malarial drug, and will be made available at prices that are competitive for a new anti-malarial agent with no parasitic resistance. The availability and pricing of MMH(TM) Malarex/MMH(TM)18, we believe, will ensure its acceptability and use in the fight against malaria. To this end the company is involved in ongoing clinical trials of MMH(TM) Malarex/MMH(TM)18. These trials, monitored by regional offices of the World Health Organization (WHO) are designed to get MMH(TM) Malarex/MMH(TM)18 global recognition as an anti-malarial treatment and allow organizations, such as the Global Fund and other international Non-Governmental Agencies (NGO), to fund the purchase of our products on behalf of countries.

Taking the aforementioned into account, as of August 31, 2005, Millenia Hope had received 18 sales authorizations from West African nations, Congo (Brazzaville) and Guinea (Conakry), Togo, Burundi, Central African Republic, Benin, Gabon, Chad, Niger, Mali, Senegal, Democratic Republic of Congo, Guinea (Equatorial), Cameroon, Ghana, Sierra Leone, Mauritania and Burkina Faso and one from the Caribbean nation of the Dominican Republic. These authorizations mean that we have the right currently, without doing any further testing or receiving any further approval, to sell MMH Malarex(TM) to any individual, group, company or NGO or Governmental Agency in those countries. In fact, as of September 2005 Millenia had 2 MMH Malarex sales, one in Guinea Conakry and one in Mali. We are actively working with other groups and individuals to conclude further sales of MMH(TM) Malarex/MMH(TM)18 . The only cost to concluding future sales is the normal day to day operating costs of our business. We are awaiting sales authorizations from several other African nations. Based on management's best estimates, Millenia hopes to sell in excess of 300,000 treatments of MMH(TM) Malarex/MMH(TM)18, in at least 2 major markets(or $3 million US), by the end of fiscal 2005.

Millenia has adopted an extremely conservative sales forecast. In the face of anti-malarial drug resistance, the need for effective treatments will continue to intensify. Millenia has commenced building a network of local distributors capable of supplying MMH(TM) Malarex/MMH(TM)18 and expects that the demand for MMH(TM) Malarex/MMH(TM)18 to increase commensurately.

It is estimated that as the demand for MMH(TM) Malarex/MMH(TM)18 increases it will become one of the accepted choices in the fight against malaria. Millenia has chosen to remain conservative and has established a goal of capturing 1 1/2%
- 2% ($150 - $200 million) of the marketplace in five years, from the commencement of its initial sales. According to the company's internal estimates, based upon it's knowledge of the industry, attaining this sales level will ensure the viability and profitability of the company for its shareholders. No assurance can be given that the company will meet its sales goals.

Financial Statement - November 30, 2004

4. We have asked our auditors to remove the word "auditing" from their reports

5. We have asked our auditors to include a report that addresses the earlier periods, from inception to November 30, 2004.

6.Non-controlling interest was the minority held portion of a former subsidiary company of Millenia, namely Sword Comp-Soft Corp. Millenia divested its holding in 2003 and the Company inadvertently classified those amounts in G&A and disposal of sub, in the inception to date information, and will reclassify.

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7. We will revise the Statement of Operations to indicate the Research and
Development expenses and allocate other expenses, now included in Stock Compensation expense, to their appropriate operating expense captions, as per SFAS2, paragraph 13. Our MD+A section already breaks down all expenditures by their appropriate operating expense captions and not as the category of "Stock Compensation expense".

Should these revisions clarify matters, and are acceptable to the Securities and Exchange Commission, we will amend our 10K-SB for year November 30, 2004 to reflect those changes.

Millenia Hope acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      o The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please be advised that Dr. Alexander Kavic has resigned his position as the Vice-Chairman of Millenia Hope Inc, as per the June 2005 8-K filing, and that the COO and a director of Millenia Hope, Mr. Yehuda Kops, will be corresponding on behalf of the Company.


Sincerely


/s/ Yehuda Kops

YEHUDA KOPS
Chief Operating Officer
Millenia Hope Inc.